SOUTH DAKOTA SOYBEAN PROCESSORS

P.E. 12-31-03



Soybean Meal | Soybean Hulls | Pelleted Hulls | Crude Oil | Refined & Bleached Oil | SoyOyl®



Value Added

2003 Annual Report

Mission Statement

South Dakota Soybean Processors is a value added company of agricultural producers with emphasis on adding value to soybeans. Our goal is to be financially strong and make a maximum value added payment to our members while maintaining growth and stock value. South Dakota Soybean Processors will maintain a competitive position in the market place by providing quality products to our customers with highly efficient and cost effective processes.

South Dakota Soybean Processors will ensure success through teams of dedicated and competent Board of Managers and associates. We will seek to meet the needs of our members in a friendly and professional manner, and to listen to suggestions from members, associates, and customers.

Financial Highlights
Amounts in Thousands

For the Year Ended Dec. 31	2003	2002
Bushels Processed	28,384	27,964
Revenues	$ 207,257	$ 159,489
Earnings	3,395	6,613
At Year End	**2003**	**2002**
Working Capital	$ 9,499	$ 5,363
Long-Term Debt	18,519	10,245
Shareholders Equity	34,731	33,876

SOUTH DAKOTA SOYBEAN PROCESSORS

100 Caspian Ave.
P.O. Box 500
Volga, SD 57071

Phone: (605) 627-9240
Fax: (605) 627-5869
Selling Beans: (888) 737-7888
Buying Meal: (888) 289-6325
Web Site: http://www.sdsbp.com

Letter from the President:



First of all, I would like to say THANK YOU!!! to all directors, members, and associates of SDSP for all the support over the past several years. The experience and education gained in this adventure will influence me for a lifetime. You all have made an impact in my life.

As for the business of SDSP, 2003 was another profitable year, and credit goes to the management team and associates for making this happen. Urethane Soy Systems has been working to develop new value added markets over the last year. At this writing, USSC is exploring an exclusive supply agreement to a significant supplier to a key market segment. Also we continue to work and make progress in the automobile industry.

One of the major disappointments for members of SDSP has been the inability to buy and sell SDSP capital units. SDSP is in the final stages of receiving a decision by the IRS, I hope to have a positive update for the members at our annual meeting. I deeply apologize for the length of time it has taken to get this accomplished. It has been a frustrating affair for the board and management, but it looks like the end is near.

In closing, this will be the last letter written by me for the annual report, and I want to thank Jim Call, Bob Nelsen, and (potentially Corey Schnabel), who will also be going off the board with me, for their years of dedication and contribution to the success of SDSP. I would also like to thank their families for allowing them to serve on the SDSP board.

Here's hoping that 2004 will be a safe and profitable year, and good luck to the newly elected directors!

Thanks again!

Paul W. Casper

Paul W. Casper
President, Board of Managers

Letter from the CEO:



The 2003 Annual Meeting by the election of the Board of Managers will mark the end of an era. Three or four of the Board of Managers will retire from their service to the members of SDSP. All have served on the Board a minimum of nine years and have provided governance to SDSP since it became a viable entity. One, Paul Casper, has been involved with SDSP since its inception and has served as SDSP President for its short life.

To Paul Casper, Jim Call, and Bob Nelsen (potentially Corey Schnabel), SDSP thanks you for your leadership and service. SDSP, under your and your fellow directors' leadership has generated a profit of $37.6 million, returned $27.3 million in cash payments to SDSP members, increased SDSP's equity by $15 million (from Sept 96), and invested $23 million to increase SDSP's competive position in the expectation of SDSP continuing to deliver maximum value added payment to its members. Not bad, not a bad run at all. It has been my pleasure to serve you over my time at SDSP. You will be missed.

The end of 2002, combined with fiscal year 2003 marks a period of major change. Following SDSP's conversion to an LLC, SDSP fell under the requirements of the Securities Exchange Commission (SEC) and all of its reporting requirements. SDSP commenced operations of a soybean oil refinery late in 2002. SDSP provided construction management services for MnSP and at the end of 2003 SDSP's role switched to management and marketing of MnSP's soybean processing plant. And finally in January 2003, SDSP took controlling interest in USSC in our effort to add value to the soybean oil we produce.

Added to the changes SDSP was under going in 2003, world economies continued a path of slow growth. Slow growth created downward pressure in the soy complex, in 2004 both to the processor and producer of soybeans. Soybean crush margins (CBOT) were down 15 cents per bushel in 2003 vs. 2002. Overall I am pleased with SDSP generating a profit of $3.4 million in 2003.

Our core group in soybean processing delivered very good performance. The soy refining group made excellent strides in improving our performance. The construction management team built an excellent facility for MnSP that has demonstrated the capability to exceed design capacity by 10%. After a slow start through 2003, USSC's and SDSP's efforts in polyurethane are picking up speed. Just in June we conducted trials with carpet manufacturers, with an automotive company for seating, and with a window / door manufacturer utilizing the pultrusion process. SDSP, MnSP and USSC have been able to attract talented and dedicated people to add to our excellent team of associates at SDSP. My personal thanks go to the full team for its work and commitment to make SDSP successful.

We know slippage in performance or errors in execution are not unusual given the change our organization has undertaken. Our performance to receive approval on a new capital units trading system for the LLC falls to this category. At this writing we believe we are nearing a final ruling by the IRS.

After 2003, I thought we would be able to relax into a routine life. Well, a short US soybean crop was followed by a shrinking South American crop. Markets moving up 50 cents one day and down 50 cents the following day will provide a new set of challenges that will require flexibility from the full team. As we sit today, SDSP is in a strong position to finish the crop year without a major impact from soybean supply. And given a reasonable 2004 soybean crop, we expect SDSP will deliver its eighth year of profits for its members.

Rodney Christianson

Rodney Christianson
Chief Executive Officer

VALUE ADDED / VALUE EARNED

Since beginning operations in 1996, South Dakota Soybean Processors, LLC, has returned over 125% of members' original investment, increased our production capacity by 60%, invested to further process and add value to 35% of our revenue stream, and invested in a new and promising market to use soybean oil (SoyOyl®) to replace petroleum-based polyol in the manufacturing of polyurethane products. Significant changes in 2003 include: (1) SDSP provided construction management of MnSP's Soybean Processing plant. The facility was completed in just over 13 months. Besides construction management fees earned by SDSP, SDSP members will also benefit from future cost sharing of SDSP's management and marketing expenses. (2) early 2003, SDSP became the majority owner (58%) and assumed management control of Urethane Soy Systems Company (USSC), which markets SoyOyl®, a bio-based polyurethane product made from soybean oil, and SDSP is responsible for the production. (3) In June 2003, the Board of Managers declared a 2-for-1 split of Class A capital units.

Probably the most emphasized line in our mission statement is "making a maximum value added payment to our members". It was with this in mind that the Board of Managers decided to distribute $3.2 million in cash to our members from our 2003 profits.

The following table shows our record of distributing profits to members since we converted to an LLC in July 2002:

(000's)	Jan-Dec 2003			July-Dec 2002		
Allocated to Members	$	3,395		$	3,470	
Cash Distributed to Members	$	*3,291	96%	$	* 2,540	73%

* Distributions made in March 2004 and March 2003, respectively.



Soybean Processing

In 2003 soybean production in South Dakota was approximately 113 million bushels down from 2002's crop of 127 million bushels, primarily due to dry weather conditions. Despite the smaller crop, South Dakota Soybean Processors maintained a competitive position in the market place, and achieved a new record crush, up 2% from 2002. Some of the results are direct factors of a 1.6 million on-ground storage which equates to roughly 19 days of crushing, and dedication from the operations team during annual maintenance shutdown which resulted in 5 to 8% energy utilization improvements.

Volume Processed

Commodity	Unit	2003	2002	Percent Change 2002
Soybeans Crushed	Bushels (000's)	28,384	27,954	2%
Soy Meal Produced	Tons	626,376	616,693	2%
Soy Oil Produced	Tons	161,833	156,700	3%
Soy Hulls Produced	Tons	50,432	56,310	-12%
Refined & Bleached Oil *	Tons	128,641	38,850	70%

* Produced from Crude Soy Oil listed above.

Chicago Board of Trade crushing margin averaged 45 cents per bushel in 2003. This was approximately 15 cents lower than in 2002 and slightly below the Chicago Board of Trade twenty-year average of 46 cents per bushel. Local replacement margins were also lower in 2003. The short soybean crop in 2003 forced the plant to procure soybeans from a larger area, resulting in higher transportation costs and lower net margins. Soybean meal premiums varied greatly during the year. Major destinations for soybean meal in 2003 included the Pacific Northwest, Canada, local truck markets and the southern



CBOT Board Crush
2003
2002
Cents per Bushel
90
80
70
60
50
40
30
20
10

poultry markets. Basis levels received for soybean oil in 2003 were among the highest ever traded at SDSP. As a result of the strong demand, SDSP saw a dramatic draw down in the amount of soybean oil being stored at Volga. This draw down reduced oil storage income for 2003 as Chicago Board of Trade receipts were cancelled and loaded out. By the end of 2003 the largest of the soybean oil tanks at SDSP had been completely emptied and cleaned out.

Soybean Oil Refinery

Seventy –nine percent of the crude soybean oil produced was further refined to produce Refined and bleached oil (RB) in 2003 compared to 25% in 2002. The 2003 figures are based on a full year of refinery operations versus 2002, which are based on less than four months of operations. A combination of higher sales volume and a higher unit price resulted in the refinery generating revenues of $62.5 million. In 2003 Michael Noble joined our team as the Refinery/Biodiesel Manager. Michael brings years of soybean oil refinery experience from Bunge and ADM. The operations team focused on increasing its knowledge and experience with soybean refining. Through increased volume, improved yields, lowered unit costs and by maximizing the value of refining co-products, the team delivered a profit of $183,000 in 2003 versus a $382,000 loss for 2002.





Michael Noble
Refinery/Biodiesel Manager

Other Activities

Ground was broken on October 24, 2002 for the construction of Minnesota Soybean Processors, Inc. The construction management team and the team of contractors built a world class facility in 412 days. Situated on 60 acres, the plant opened December 8, 2003 and crushes approximately 100,000 bushels of soybeans daily. On January 14, 2004 MnSP surpassed the goal of processing 100,000 bushels of soybeans per day. In 2003 SDSP recognized $1.2 million in management and consulting fees.

SoyOyl® / USSC Highlights

In January SDSP became the majority share holder of Urethane Soy Systems Company (USSC). SDSP is excited about the opportunity to add value to the soybean oil we produce. At the same time, we realize and do not under estimate the major undertaking and challenge it is to introduce a new biobased product into a well developed market supplied by petroleum based products.

USSC's first item of business was to increase the industry knowledge and experience of its marketing and research staff. Besides the two original USSC associates with us today, we have added over 50 years of industry experience with sales and marketing professional and technical professional for system formulation and research. Rounding off USSC's full time staff are two recent chemistry graduates to assist in customer support and system formulations. USSC has moved all technical support to Volga, SD. A new chemistry lab and machine lab have been added to support its efforts.

Early in 2003 USSC experienced challenges in resolving supply quality and delivery problems with SDSP. SDSP personnel along with USSC's technical personnel at Volga went to work. The combined efforts resulted in improved quality control, completed process production time by less than half the previous time, and the introduction of two new Soy polyoyls, (doubling our product line). The new products will play a critical role in our success. To build upon this success, SDSP has installed a pilot plant for the production of SoyOyl®. SDSP's refinery experience will be teamed with USSC's polyoyl knowledge, increasing our capabilities in the polyurethane industry.

Intellectual property is protected by a series of patents. Today SDSP holds one patent on the production of SoyOyl® from soybean oil. USSC holds four patents and has received notice of allowance on four patents. Seven additional patents have been published.

At this writing, our expectations of USSC and our market penetration are nine months behind. Developing a new organization and a new team moves slower than anticipated. Initially only two products and variable quality from SDSP added to a slower start. Today, with USSC's and SDSP's SoyOyl® team in place, we are excited and convinced that we will achieve the goal of adding value.



Mold for automotive seat cushion



Spray foam insulation for walls and roofing



Larry Armbuster
USSC Director of Market Development and Sales

Earnings Summary

Our net proceeds dropped 11.7¢ / bushel, or $3.2 million. The decrease in net proceeds is the result of the following factors: (1) a 33 % increase in the cost of revenues when net revenue increased only 30 %, (2) the consolidation of USSC's operations, and (3) additional interest from higher debt balances. The increase of cost of revenue is attributed to increased cost of product sold and increases in freight rates. Items that impacted cost of product sold in 2003 include a 2 % increase in the volume of soybeans processed, 95 million more pounds of crude soybean oil and refined and bleached oil sales versus 2002, and increased commodity prices of soybeans.

An increase in administrative expense of $960,000 in 2003 is largely due to consolidation of USSC in SDSP's financial statements. Ninety-three percent of the increase is reflective of marketing and professional fees. Production expense increased as a result of higher natural gas prices for a expense of $4.0 million in 2003 versus $2.4 million in 2002 and realized depreciation for the refinery assets. SDSP recognized $1.2 million for management income in both 2003 and 2002 based on completion of the project for MnSP. Allocated expenses against the management income were $500,000 in 2003 versus $200,000 in 2002.

Changes in Earnings Structure

(000's)	2003		2002		2001	
Bushels Crushed	28,384		27,964		26,925	
		$ per Bu		*$ per Bu*		*$ per Bu*
Net Revenue	$ 207,257	7.30	$ 159,489	5.70	$ 148,258	5.51
Cost of Revenue	(203,022)	(7.15)	(152,584)	(5.46)	(141,359)	(5.25)
Gross Profit	4,235	0.15	6,905	0.25	6,899	0.26
		¢ per Bu		*¢ per Bu*		*¢ per Bu*
Admin. Expense	(3,639)	(12.82)	(2,680)	(9.58)	(2,234)	(8.30)
Interest Expense	(802)	(2.83)	(542)	(1.94)	(483)	(1.79)
Non Operating Revenue	2,915	10.27	3,413	12.20	2,093	7.77
Patronage Dividend	98	0.35	37	0.13	1,406	5.22
Net Proceeds	$ 3,395	11.96	$ 6,613	23.65	$ 7,735	28.73

Expense Summary


Cost of product sold 84.0 ¢
Production 6.8 ¢
Freight and rail 7.0 ¢
Brokerage fees 0.1 ¢
Admin. Exp. 1.7 ¢
Interest Exp. 0.4 ¢
ONE DOLLAR

*Note: Only 1.7¢ of every dollar of expenses is for administration

Responsibilities for Financial Statements

The following financial statements of South Dakota Soybean Processors, LLC were prepared by the management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management.

Management is further responsible for maintaining a system of internal accounting controls, designed to provide reasonable assurance that the books and records reflect the transactions of the company, and that its established policies and procedures are carefully followed. The system of control is continually reviewed for its effectiveness and is augmented by written policies and guidelines, and the careful selection and training of qualified personnel.

Eide Bailly LLP, independent certified public accountants, was engaged to examine the financial statements of South Dakota Soybean Processors, LLC, and issue reports thereon. Their examination is conducted in accordance with generally accepted auditing standards, which included a review of internal controls and a test of transactions. Their opinion report appears on this page.

The Board of Managers, through the Audit committee (composed entirely of non-employee managers) is responsible for assuring that management fulfills its responsibilities in the preparation of the financial statements. The committee reviews the scope of the audit and the accounting principles being applied in financial reporting. The independent public accountants, and representatives of management, meet regularly with the committee to review the activities of each and to ensure that each is properly discharging its responsibilities. To ensure complete independence, Eide Bailly LLP has full and free access to meet with the committee, without management representatives present, to discuss the results of their examination, the adequacy of internal accounting controls, and the quality of the financial reporting.

Mark Hyde

Mark Hyde
Controller
South Dakota Soybean Processors, LLC

INDEPENDENT AUDITOR'S REPORT

The Board of Managers
South Dakota Soybean Processors, LLC
Volga, South Dakota

We have audited the accompanying consolidated balance sheets of **South Dakota Soybean Processors, LLC and Subsidiary** as of December 31, 2003 and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended. We have also audited the balance sheet of **South Dakota Soybean Processors, LLC** as of December 31, 2002 and the related statements of operations, changes in members' equity, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the consolidated financial position of **South Dakota Soybean Processors, LLC and Subsidiary** as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2002 and 2001 financial statements referred to above present fairly, in all material respects, the financial position of **South Dakota Soybean Processors, LLC** as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Sioux Falls, South Dakota
January 23, 2004

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ **529,697**	$ 11,170
Trade accounts receivable, less allowance for uncollectible accounts (2003 - $273,878; 2002 - $273,331)	**23,530,989**	14,695,709
Inventories	**10,776,402**	13,113,098
Margin deposits	**-**	927,339
Prepaid expenses	**516,419**	482,977
Assets held for sale - Building	**2,322,561**	2,307,819
Total current assets	**37,676,068**	31,538,112
PROPERTY AND EQUIPMENT	**50,250,024**	49,172,714
Less accumulated depreciation	**(18,424,405)**	(15,411,529)
	31,825,619	33,761,185
OTHER ASSETS		
Investments	**3,970,102**	4,928,261
Goodwill	**7,401,245**	-
Notes receivable - members	**481,710**	-
Patents	**246,599**	36,836
Other, net	**15,721**	20,502
	12,115,377	4,985,599
	$ 81,617,064	$ 70,284,896

See Accompanying Notes to Consolidated Financial Statements

LIABILITIES AND MEMBERS' EQUITY	**2003**	2002
CURRENT LIABILITIES		
Excess of outstanding checks over bank balance	**$ 2,388,936**	$ 3,603,838
Current maturities of long-term debt	**976,117**	101,472
Accounts payable	**1,883,200**	639,587
Accrued commodity purchases	**21,492,404**	20,150,385
Accrued expenses	**1,385,864**	1,628,022
Accrued interest	**50,316**	51,476
Total current liabilities	**28,176,837**	26,174,780
LONG-TERM LIABILITIES		
Long-term debt, less current maturities	**17,543,141**	10,143,459
Deferred compensation	**121,301**	91,064
	17,664,442	10,234,523
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	**1,045,195**	-
COMMITMENTS	-	-
MEMBERS' EQUITY		
Class A Units, no par value		
28,258,500 units issued and outstanding	**34,730,590**	33,875,593
	$ 81,617,064	$ 70,284,896

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
NET REVENUE	$ 207,256,575	$ 159,497,284	$ 148,258,146
COST OF REVENUE			
Cost of product sold	174,234,599	128,457,162	121,012,364
Production	14,046,771	11,707,538	10,686,189
Freight and rail	14,506,644	12,095,338	9,366,185
Brokerage fees	234,346	323,926	294,386
Total cost of revenue	203,022,360	152,583,964	141,359,124
GROSS PROFIT	4,234,215	6,913,320	6,899,022
OPERATING EXPENSES			
Administration	3,639,442	2,679,633	2,234,248
OPERATING PROFIT	594,773	4,233,687	4,664,774
OTHER INCOME (EXPENSE)			
Interest expense	(802,178)	(542,220)	(483,223)
Other non-operating income	2,915,160	3,404,458	2,093,316
Patronage dividend income	97,975	36,801	1,460,386
Total other income (expense)	2,210,957	2,899,039	3,070,479
NET INCOME BEFORE INCOME TAXES AND MINORITY INTEREST OF SUBSIDIARY	2,805,730	7,132,726	7,735,253
MINORITY INTEREST IN NET LOSS OF SUBSIDIARY	457,620	-	-
NET INCOME BEFORE INCOME TAXES	3,263,350	7,132,726	7,735,253
INCOME TAX EXPENSE (BENEFIT)	(131,474)	520,000	-
NET INCOME	$ 3,394,824	$ 6,612,726	$ 7,735,253
BASIC AND DILUTED EARNINGS PER CAPITAL UNIT	$ 0.12	$ 0.23	$ 0.27
WEIGHTED AVERAGE NUMBER OF UNITS OUTSTANDING FOR CALCULATION OF BASIC AND DILUTED EARNINGS PER CAPITAL UNIT	28,258,500	28,258,500	28,258,500

See Accompanying Notes to Consolidated Financial Statements

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Capital Units	
	Shares	Amount
BALANCE, JANUARY 1, 2001	28,258,500	30,771,474
Net income	-	7,735,253
Proceeds from members' equity	-	4,200
Distributions to members	-	(5,731,202)
BALANCE, DECEMBER 31, 2001	28,258,500	32,779,725
Net income	-	6,612,726
Proceeds from members' equity	-	2,200
Distributions to members	-	(5,519,058)
BALANCE, DECEMBER 31, 2002	28,258,500	33,875,593
Net income	-	3,394,824
Distributions to members	-	(2,539,827)
BALANCE, DECEMBER 31, 2003	28,258,500	$ 34,730,590

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
OPERATING ACTIVITIES			
Net income	**$ 3,394,824**	$ 6,612,726	$ 7,735,253
Charges and credits to net income not affecting cash:			
Depreciation	**2,994,037**	2,746,384	2,457,804
Amortization	**18,378**	4,764	4,059
Minority interest in net loss of subsidiary	**(457,620)**	-	-
Loss on sale of fixed assets	**1,325**	30,288	118,920
Non-cash patronage dividends	**(97,976)**	(28,964)	(1,460,386)
Change in assets and liabilities	**(5,106,924)**	1,495,889	603,351
NET CASH FROM OPERATING ACTIVITIES	**746,044**	10,861,087	9,459,001
INVESTING ACTIVITIES			
Purchase of investments	**(4,076,686)**	(250)	-
Increase in member loans	**(480,710)**	-	-
Cash assumed with Urethane Soy Systems Co.	**38,989**	-	-
Retirement of patronage dividends	**56,134**	103,262	809,713
Purchase of assets held for sale - Building	**(14,742)**	(2,307,819)	-
Patent costs	**(53,000)**	(36,998)	-
Proceeds from sales of property and equipment	**41,960**	-	122,125
Purchase of property and equipment	**(1,016,849)**	(4,645,020)	(2,718,740)
NET CASH USED FOR INVESTING ACTIVITIES	**(5,504,904)**	(6,886,825)	(1,786,902)
FINANCING ACTIVITIES			
Proceeds from members' equity transactions	-	2,200	4,200
Distributions to members	**(2,539,827)**	(5,519,058)	(5,731,202)
Payments for debt issue costs	-	(6,500)	-
Proceeds from long-term debt	**9,489,103**	-	1,053,948
Principal payments on long-term debt	**(1,671,889)**	(454,991)	(991,615)
NET CASH FROM (USED FOR) FINANCING ACTIVITIES	**5,277,387**	(5,978,349)	(5,664,669)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**518,527**	(2,004,087)	2,007,430
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**11,170**	2,015,257	7,827
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 529,697**	$ 11,170	$ 2,015,257

(continued on next page)

	2003	2002	2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:	**2003**	2002	2001
Interest	**$ 887,746**	$ 530,421	$ 628,636
Income taxes	**$ (131,474)**	$ 520,000	$ -

See Accompanying Notes to Consolidated Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Organization

On October 12, 2001, Soybean Processors, LLC (the Company) was formed. The initial member of the LLC was the South Dakota Soybean Processors Cooperative (the Cooperative). The board of directors of the Cooperative unanimously approved a plan of reorganization related to an exchange whereby the LLC would acquire the assets and liabilities of the Cooperative. The reorganization required the approval of 75% of the members of the Cooperative who voted on the proposal. On June 20, 2002, the members of the South Dakota Soybean Processors Cooperative duly approved the reorganization of the Cooperative into a limited liability company, which became effective on July 1, 2002. Effective July 1, 2002, the LLC acquired the assets and liabilities of the Cooperative. The transaction was an exchange of interests whereby the assets and liabilities of the Cooperative were transferred for capital units of Soybean Processors, LLC. For financial statement purposes, no gain or loss was recorded as a result of the exchange transaction. For income tax purposes, the difference between the tax basis and the fair market value of the assets resulted in an income tax liability discussed in Note 10.

As a result of the exchange, the Cooperative was dissolved on July 1, 2002, and the LLC's capital units were distributed to the members of the Cooperative at a rate of one capital unit of the LLC for each share of equity stock of the Cooperative. In connection with the reorganization, the LLC changed its name to South Dakota Soybean Processors, LLC.

A minimum of 2,500 capital units is required for ownership of the LLC. Such units will be subject to certain transfer restrictions. The LLC will also retain the right to redeem the units at $.20 per unit in the event a member attempts to dispose of the units in a manner not in conformity with the Operating Agreement, if a member becomes a holder of less than 2,500 units, becomes an owner (directly or indirectly) of more than 1.5% of the issued and outstanding capital units or becomes a bankrupt member. The Operating Agreement of the LLC also includes provisions whereby cash equal to a minimum of 30% of net income will be distributed to unit holders subject to certain limitations. These limitations include a minimum net income of $500,000, restrictions imposed by debt and credit instruments or as restricted by law in the event of insolvency.

In connection with the reorganization, the delivery of soybeans under the previous member delivery agreements is no longer required as an obligation of membership. Earnings, losses and cash distributions are allocated to members based on their percentage of ownership in the LLC.

The company owns approximately 58% of Urethane Soy Systems Company (USSC). USSC is the manufacturer and patent holder of SoyOyl®, a polyol made from soybean oil. A minority interest is presented in the consolidated balance sheet that represents the approximate 42% ownership of other investors in the 96,025 outstanding common shares of USSC.

South Dakota Soybean Processors is operated for the purpose of manufacturing products from soybeans, such as soybean oil, meal, and hulls.

Basis of presentation

As a result of the reorganization mentioned above, the financial statements of the prior periods have been restated to reflect the comparative basis of the Company versus the Cooperative. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary. The effects of all significant intercompany accounts and transactions have been eliminated.

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Cash and cash equivalents

The Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at cost. Accounts receivable are considered past due when payments are not received within thirty days. Generally, these accounts receivable represent amounts due for sale of soybean meal, oil, hulls and refined oil.

The carrying amount of trade receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Inventories

Finished goods (soybean meal, oil, refined oil, and hulls) and raw materials (soybeans) are valued at estimated market value, which approximates net realizable value. Supplies and other are stated at the lower of cost determined by the first-in, first-out method, or market.

Assets held for sale

Assets held for sale are carried at cost.

Investments

Investments in cooperatives are carried at cost plus the amount of patronage earnings allocated or estimates of interim allocations to the Company, less any cash distributions received.

The investment in Cenex Harvest States (CHS) is carried at an amount equal to the patronage allocations received, and estimated to be received, from that cooperative organization. The investment in CoBank is carried at an amount equal to the actual patronage allocations received. Patronage allocations represent the Company's proportionate share of the patronage earnings of CHS and CoBank.

The investments include actual patronage allocations based upon written qualified notices of allocation received from CHS and CoBank and estimated patronage allocations expected to be received. The Company recognizes patronage revenue when it is probable that an allocation will be made and when the amount can be reasonably estimated. The need to estimate patronage allocations arises because of differences between the Company's year-end and the receipt of the actual allocation notification from CHS.

Since the company is no longer a cooperative as of July 1, 2002, it will no longer receive patronage allocations.

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Property and equipment

Property and equipment is stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense currently. When depreciable properties are sold or retired, the cost and accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market value of the asset to the carrying amount of the asset.

Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method. The range of the estimated useful lives used in the computation of depreciation are as follows:

Buildings and improvements	10-39 years
Equipment and furnishings	3-15 years

Other assets

Other assets are carried at cost. Loan fees are being amortized on an interest method of accounting over the term of the related loans.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized after the related products are shipped and title has transferred to the customer. Revenues are presented net of discounts and sales allowances.

Freight

The Company presents all amounts billed to the customer for freight as a component of net revenue. Costs incurred for freight are reported as a component of cost of revenue.

Advertising costs

Advertising and promotion costs are expensed as incurred.

Environmental remediation

It is management's opinion that the amount of any potential environmental remediation costs will not be material to the Company's financial condition, results of operations, or cash flow; therefore, no accrual has been recorded.

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Recently issued accounting pronouncements

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities that are subject to the provisions for the first fiscal period beginning after December 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company believes that the adoption of this standard will not have a material effect on the consolidated financial statements.

Accounting for derivative instruments and hedging activities

All of the Company's derivatives are designated as non-hedge derivatives. The futures and options contracts used by the Company are discussed below. Although the contracts are effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

The Company, as part of its trading activity, uses futures and option contracts offered through regulated commodity exchanges to reduce risk. The Company is exposed to risk of loss in the market value of inventories. To reduce that risk, the Company generally takes opposite and offsetting positions using future contracts or options.

Unrealized gains and losses on futures and options contracts used to hedge soybean, oil and meal inventories are recognized as a component of net proceeds for financial reporting. Inventories are recorded at estimated market value, which approximates net realizable value, so that gains and losses on the derivative contracts are offset by gains and losses on inventories and reflected in earnings currently.

Earnings per share

The ownership structure of the Company is made up of Class A capital units. Earnings per capital unit are calculated based on the number of Class A capital units held. On June 17, 2003, the Board of Managers declared a 2-for-1 split of Class A capital units effective immediately. Prior to this transaction, there were 14,129,250 Class A capital units outstanding. The 2-for-1 stock split is reflected in the calculation of earnings per capital unit.

For purposes of calculating basic earnings per capital unit, capital units issued by the Company are considered outstanding on the effective date of issuance.

Reclassifications

Reclassifications have been made to December 31, 2002 and December 31, 2001 financial information to make them conform to the current period presentation. The reclassification had no effect on previously reported net income or members' equity.

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NOTE 2 - INVENTORIES

	2003	2002
Finished goods		
Soy processing	$ (447,404)	$ 9,550,460
Refined Oil	313,815	496,198
Other	34,536	26,609
Total	(99,053)	10,073,267
Raw materials		
Soy Processing	10,696,391	2,935,400
Refined Oil	46,663	45,262
Other	78,465	9,424
Total	10,821,519	2,990,086
Supplies & Miscellaneous	53,936	49,745
Totals	$ 10,776,402	$ 13,113,098

Finished goods and raw materials are valued at estimated market value, which approximates net realizable value. In addition, futures and option contracts are marked to market through cost of revenues, with unrealized gains and losses recorded in the above inventory amounts. This market adjustment caused the soy processing finished goods to have a credit balance as of December 31, 2003. Supplies and other inventories are stated at the lower of cost determined by the first-in, first-out method, or market.

NOTE 3 - MARGIN DEPOSITS

The Company maintains deposits with a brokerage firm. The deposits are used for risk management.

The Company uses futures and option contracts to manage the risk of commodity price volatility of soybeans, crude soybean oil and soybean meal. Consistent with its inventory accounting policy, these contracts are recorded at market value.

At December 31, 2003, the Company had contracts maturing through December 2004.

NOTE 4 - ASSETS HELD FOR SALE

The Company has entered into a letter of understanding with Minnesota Soybean Processors (MnSP) regarding the terms and conditions of the Company's investment in a soybean oil storage facility located in Brewster, MN. The Company will own and operate the facility until MnSP commences its planned principal operations. Upon commencement of MnSP's operations, the Company will transfer the facility to MnSP for consideration equal to the original cost of construction plus the cost of any improvements to the facility.

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NOTE 5 - PROPERTY AND EQUIPMENT

	2003			2002
	Cost	Accumulated Depreciation	**Net**	Net
Land	$ 237,643	$ -	**$ 237,643**	$ 237,643
Land improvements	18,572	17,711	**861**	-
Buildings and improvements	14,290,569	2,556,169	**11,734,400**	12,136,431
Machinery and equipment	34,325,434	15,069,361	**19,256,073**	21,116,733
Company vehicles	111,217	101,905	**9,312**	58,620
Furniture and fixtures	814,180	679,259	**134,921**	152,861
Construction in progress	452,409	-	**452,409**	58,897
Totals	$ 50,250,024	$ 18,424,405	**$ 31,825,619**	$ 33,761,185

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2003, the Company acquired an additional 54% interest in the outstanding common stock of USSC to bring its total ownership interest to approximately 58%. The results of USSC's operations have been included in the financial statements since that date. The Company believes that the acquisition of a controlling interest in USSC will allow them to more effectively market and expand applications for USSC's products.

The aggregate purchase price for the 54% interest was $8,576,686. The Company had previously acquired a 4% interest for $1,000,000. In preparing consolidated financial statements, the Company assigned the total consideration paid for the USSC stock to USSC's assets and liabilities. This allocation resulted in an assignment of $7,401,245 to goodwill. None of the goodwill recognized for financial reporting purposes is expected to be deductible for tax purposes.

The following table summaries the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$ 85,742
Property and equipment	255,894
Goodwill	7,401,245
Total assets acquired	7,742,881
Current liabilities	1,054,906
Long-term debt	155,928
Total liabilities assumed	1,210,834
Net assets acquired	$ 6,532,047

The Company has a contractual obligation to pay former USSC shareholders $4,050,000. The Company paid an installment of $1,377,000 on October 31, 2003. Three additional annual installments of $891,000 will be payable on each October 31 thereafter. The payments are made without interest. It was not considered necessary to impute interest on the payments due to the immateriality of the imputed interest amounts.

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The Company made payments of $1,125,000 in January 2003 and $375,000 in April, July, and October 2003, to USSC in connection with the issuance of new common shares. Future commitments are two additional quarterly installment of $375,000 and five quarterly payments of $300,000 beginning July 1, 2004. This future commitment was taken into consideration in determining the total purchase price for the additional 54% interest in USSC.

The following table provides information regarding the Company's other intangible assets as of December 31, 2003 and 2002:

Intangible Assets	Life	Gross Carrying Amount	Accumulated Amortization	Net
As of December 31, 2003				
Loan Origination Costs	10 Yrs.	$ 20,502	$ (4,781)	$ 15,721
Patents	20 Yrs.	260,149	(13,550)	246,599
		$ 280,651	$ (18,331)	$ 262,320
As of December 31, 2002				
Loan Origination Costs	10 Yrs.	$ 23,291	$ (2,789)	$ 20,502

NOTE 7 - INVESTMENTS

	2003	2002
Investments in associated companies:		
Cenex Harvest States	**$ 3,516,592**	$ 3,543,333
CoBank	**453,260**	384,678
	3,969,852	3,928,011
Urethane Soy Systems Company, Inc.	**-**	1,000,000
Minnesota Soybean Processors	**250**	250
Totals	**$ 3,970,102**	$ 4,928,261

NOTE 8 - NOTES PAYABLE – SEASONAL LOAN

The Company has entered into a revolving credit agreement with CoBank, which expires April 1, 2005. The purpose of the credit agreement is to finance the inventory and accounts receivable of the Company. The Company may borrow up to $6,000,000 between June 1 and September 30 and up to $10,000,000 between October 1 and May 31. Interest is at a variable rate (3.47% at December 31, 2003). There were no advances outstanding at December 31, 2003 and 2002.

Advances on the revolving credit agreement are limited based upon inventory, accounts receivable, net of soybean accounts payable.

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NOTE 9 - LONG-TERM DEBT

	2003	2002
Revolving term loan from CoBank, interest at variable rates (3.47% at December 31, 2003), secured by substantially all property and equipment. Loan matures 3/20/2011.	**15,281,832**	9,874,620
Note payable to former USSC shareholders, due in annual principal payments of $891,000, interest at 0%, secured by USSC stock. Note matures on 10/31/2006.	**2,673,000**	-
Note payable to Brookings County Railroad Authority, due in semi-annual principal and interest installments of $36,885 at 5% secured by railroad track assets. Note matures 9/1/2007.	**264,462**	322,812
Note payable to Richard Kipphart, issued February 13, 2002, with quarterly interest payments at 15% which began on June 30, 2002, and are paid in quarterly installments thereafter. No prepayment of principal is allowed prior to maturity. Note matures 2/13/2005.	**250,000**	-
Note payable to various companies at rates ranging from 0% to 7.5%. Notes mature on or before 4/15/2005.	**49,964**	8,754
Contract payable to City of Volga, due in monthly installments of $3,229 at 0%. Contract matures 12/31/2003.	**-**	38,745
	18,519,258	10,244,931
Less current maturities	**(976,117)**	(101,472)
Totals	**$ 17,543,141**	$ 10,143,459

The Company entered into an agreement as of February 26, 2002 with CoBank to amend and restate its Master Loan Agreement (MLA). Under the terms and conditions of the MLA, CoBank agrees to make loans to the Company up to $18,200,000 from August 1, 2002 until April 30, 2003 and up to $21,000,000 from May 1, 2003 to September 19, 2003. Beginning September 2003, the available commitment decreases in scheduled periodic increments of $1,300,000 through March 2011.

The MLA contains financial covenants related to the maintenance of working capital and achieving debt service quotients among affirmative and negative covenants.

It is estimated that the minimum principal payments on long-term debt obligations will be as follows:

For the years ending December 31:	
2004	$ 976,117
2005	2,265,682
2006	2,264,407
2007	2,267,668
2008	2,271,083
Thereafter	8,474,301
Total	$ 18,519,258

NOTE 10 - INCOME TAXES

The Company is taxed as a limited liability company under the Internal Revenue Code. The income of the company flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability.

On June 20, 2002, the members approved a plan of reorganization to convert the Cooperative's structure from an exempt organization to a limited liability company. To the extent that the fair market value of the Cooperative's net assets exceeded their adjusted tax basis, the Cooperative incurred a federal income tax liability. The excess of the fair market value of the Cooperative's net assets over their adjusted tax basis was approximately $1,530,000. The Company's effective tax rate is 34%. The State of South Dakota does not have a corporate income tax. This liability is estimated as follows:

	2003	2002	2001
Federal income tax expense at statutory rates	**$ (131,474)**	$ 520,000	$ -

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	2002	2001
Computed at the expected statutory rate	34.0%	34.0%
Patronage exclusion (through June 30, 2002)	(34.0)%	(34.0)%
Income tax expense - effective rate	0.0%	0.0%

The net book value of the Company's assets exceeds the tax basis of those assets by approximately $7,450,000 at December 31, 2003.

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan for employees who meet the eligibility requirements set forth in the plan documents. The Company matches a percentage of employees' contributed earnings. The amounts charged to expense under this plan were approximately $63,000, $62,000, and $65,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company has a deferred compensation plan with key employees. The agreements have benefits, which vest during a three-year period. The Company shall make five equal annual installments upon retirement of the employees. The future payments have been discounted at 8%. The amount recognized as expense during the years ended December 31, 2003, 2002, and 2001 was $30,237, $21,064, and $34,000, respectively. The Company anticipates making payments of approximately $11,000 in 2004.

NOTE 12 - OPERATING LEASES

The Company leases 337 rail cars from GE Capital. The lease requires monthly payments of $124,958. The leases began in 1996 and have eighteen-year terms. The Company also leases 100 rail cars from Trinity Capital. The lease requires monthly payments of $38,300. Lease expense was $1,903,367, $1,703,279, and $1,472,435 for the years ended December 31, 2003, 2002, and 2001, respectively. The Company generates revenues from the use of 299 of these rail cars on other railroads. Such revenues were $1,648,666, $1,448,409, and $1,427,645 for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company has entered into a sub-lease agreement with the Dakota, Minnesota & Eastern Railroad Corporation (DME) for the hopper rail cars that it leases from GE Capital. The Company recognizes revenue from this sub-lease as the hopper rail cars are used by the DME. The sub-lease is for a twelve-month period and is renewed annually. The Company is responsible for all maintenance of the rail cars.

The Company also has a number of other operating leases for machinery and equipment. Rental expense under these other operating leases was $321,490, $628,306, and $354,224 for the years ended December 31, 2003, 2002, and 2001, respectively.

The following is a schedule of future minimum rental payments required under these operating leases.

	Rail Cars	Other	Total
Year ended December 31:			
2004	$ 1,959,096	$ 41,315	$ 2,000,411
2005	1,959,096	41,315	2,000,411
2006	1,911,846	30,616	1,942,462
2007	1,704,596	4,644	1,709,240
2008	1,436,496	-	1,436,496
Thereafter	10,842,774	-	10,842,774
Totals	$ 19,813,904	$ 117,890	$ 19,931,794

NOTE 13 - CASH FLOW INFORMATION

The following is a schedule of changes in assets and liabilities used to determine cash from operating activities:

	2003	2002	2001
(Increase) decrease in assets:			
Trade accounts	**$ (8,786,716)**	$ (3,465,073)	$ (1,064,418)
Inventories	**2,363,170**	(5,965,921)	718,574
Margin account deposit	**1,114,848**	187,654	(573,983)
Prepaids	**(33,442)**	(223,820)	(56,886)
	(5,342,140)	(9,467,160)	(976,713)
Increase (decrease) in liabilities:			
Excess of outstanding checks over bank balance	**(1,214,902)**	2,026,870	24,150
Accounts payable	**275,240**	171,112	(212,572)
Accrued commodity purchases	**1,342,767**	8,466,777	1,613,556
Accrued expenses	**(198,126)**	277,226	120,930
Deferred compensation	**30,237**	21,064	34,000
	235,216	10,963,049	1,580,064
Total	**$ (5,106,924)**	$ 1,495,889	$ 603,351

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values of the Company's financial instruments (all of which are held for non-trading purposes) are as follows:

	2003		2002	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 529,697**	**$ 529,697**	$ 11,170	$ 11,170
Margin deposits	**-**	**-**	927,339	927,339
Long-term debt	**18,519,258**	**18,370,381**	10,244,931	10,258,941

The carrying amount approximates fair value of cash and margin deposits. The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities.

The Company has a patronage investment in other cooperatives and common stock in a privately held entity. There is no market for their patronage credits or the entity's common shares, and it was impracticable to estimate fair value of the Company's investment. The investment is carried on the balance sheet at original cost.

NOTE 15 - COMMITMENTS

During August 2000, the Company entered into an agreement with Minnesota Soybean Processors Cooperative (MnSP) for certain services and management of a proposed soybean processing plant. The agreement provides the Company a fee of 10% of the equity raised by MnSP for the Company's services related to business planning and construction management services. The Company has agreed to reinvest a minimum of 80% of the fees earned from MnSP in equity units of MnSP. Fees earned under this arrangement were $1,245,205, $1,241,591 and $301,754 the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, the Company has agreed to provide management and marketing services to MnSP on a cost-sharing basis. The agreement is for automatically renewing five-year periods beginning sixty days before the plant is scheduled to begin operations. Operations of the MnSP plant began during 2003, and the Company earned fees of $226,985 under this arrangement for the year ended December 31, 2003.

In addition, the Company is making up to $1 million in interest free loans backed by retained local earnings available for members of the Company who invest in MnSP. As of December 31, 2003, the Company had made loans of $481,710. These will be repaid as the Board of Managers approves distributions of prior earnings.

NOTE 16 - BUSINESS CREDIT RISK

The Company maintains its cash balances with various financial institutions. At times during the year, the Company's balances exceeded the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

The Company also grants credit to customers throughout the United States and Canada. The Company evaluates each customer's credit worthiness on a case-by-case basis. Accounts receivable are generally unsecured. These receivables were $23,804,867 and $14,969,040 at December 31, 2003 and 2002, respectively.

Soybean meal sales accounted for approximately sixty-six percent of total revenues for the year ended December 31, 2003, sixty-six percent of total revenues for the year ended December 31, 2002, and sixty-eight percent for the year ended December 31, 2001. Approximately thirty-seven percent, twenty-three percent, and twenty-one percent of these sales were made to one customer for the years ended December 31, 2003, 2002, and 2001, respectively. At December 31, 2003 and 2002, this customer owed the Company approximately $3,534,000 and $1,370,000, respectively. Soybean oil sales represented approximately nine percent of total revenues for the year ended December 31, 2003, twenty percent of sales for the years ended December 31, 2002, and twenty percent of sales for the years ended December 31, 2001. Approximately forty-six percent of these sales were made to one customer for the years ended December 31, 2003. These sales were primarily to one customer in 2002 and prior. This customer owed the Company approximately $352,000 and $121,000 at December 31, 2003 and 2002, respectively. Refined oil sales represented approximately thirty percent of total revenues for the year ended December 31, 2003, and eleven percent of total revenues for the year ended December 31, 2002. These sales were primarily to one customer. This customer owed the Company approximately $6,516,000 and $4,591,000 at December 31, 2003 and 2002.

Sales by geographic area for these years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
United States	**$ 189,556,575**	140,597,284	$ 130,558,146
Canada	**17,700,000**	18,900,000	17,700,000
	$ 207,256,575	$ 159,497,284	$ 148,258,146

NOTE 17 - SEGMENT REPORTING

The Company organizes its business units into three reportable segments: soybean-processing, crude oil refining, and polyurethane. Separate management of each segment is required because each segment is subject to different marketing, production, and technology strategies. The soybean-processing segment purchases soybeans and further processes them into primarily three products: soybean meal, crude soybean oil, and soybean hulls. The oil-refining segment further refines the crude soybean oil for sale in commercial applications. The polyurethane segment processes oil into a bio-based polyurethane product that is used in foam applications. The segments' accounting policies are the same as those described in the summary of significant accounting polices. Market prices are used to report intersegment sales. All items not related to one of the three segments are included in the column titled "Other."

Segment information for the years ended December 31, 2003 and 2002 are as follows:

	Soybean Processing	Oil Refining	Polyurethane	Other	Total
FOR THE YEAR ENDED DECEMBER 31, 2003:					
Sales to external customers	$144,437,434	$ 62,500,006	$ 319,135	$ -	$207,256,575
Interest expense	279,638	317,853	204,687	-	802,178
Depreciation and amortization	2,577,739	357,605	77,071	-	3,012,415
Income tax benefit	131,474	-	-	-	131,474
Segment profit (loss)	3,597,665	183,411	(1,088,940)	702,688	3,394,824
Minority interest	-	-	457,620	-	457,620
Segment assets	59,004,036	11,044,928	8,763,829	2,804,271	81,617,064
Expenditures for segment assets	896,881	-	119,968	-	1,016,849
FOR THE YEAR ENDED DECEMBER 31, 2002:					
Sales to external customers	$141,942,209	$ 17,383,370	$ 163,066	$ -	$159,488,645
Interest expense	398,533	135,192	8,495	-	542,220
Depreciation and amortization	2,593,432	118,688	39,027	-	2,751,147
Income tax expense	520,000	-	-	-	520,000
Segment profit (loss)	6,237,559	(381,815)	(236,412)	993,394	6,612,726
Minority interest	-	-	-	-	-
Segment assets	58,604,024	7,847,047	1,471,945	2,361,881	70,284,897
Expenditures for segment assets	1,135,688	3,509,332	-	-	4,645,020

NOTE 18 - LEGAL PROCEEDINGS

From time-to-time in the ordinary course of the Company's business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, workers' compensation claims, tort claims, or contractual disputes. The Company carries insurance that provides protection against general commercial liability claims, claims against directors, officers and employees, business interruption, automobile liability, and workers' compensation claims.

The Company has been named as a defendant in a breach of contract suit alleging various compensatory and punitive damages.

# # # # # #



Board of Managers

(left to Right, Front Row) Corey Schnabel, Ardon Wek, Bryce Loomis, Paul Barthel, Danny Potter, and Pete Kontz. (Second Row) Dale Murphy, Maurice Odenbrett, Tony Van Uden, Marvin Goplen, Lyle “Duff” Trautman, Gerald Moe, Marvin Hope. (Back Row) Robert Nelsen, Jim Jepsen, Rodney Skalbeck, Dan Feige, Paul Casper, Ryan Hill, Jim Call, and Delbert Tschakert.



Senior Management Team

(Left to Right, Front Row) Rodney Fenske, Operations Coordinator, DuWayne Bauman, Merchandising Manager Soy Products, Rodney Christianson, Chief Executive Officer, Steve Still, MnSP Plant Manager, and Mark Hyde, Corporate Controller. (Back Row) Eric Geiger, USSC Director of Research, Jim Lerdal, IT Manager, Tom Kersting, Commercial Manager, and John Prohaska, Engineering Manager. (Not Pictured) Michael Noble, Refinery/Biodiesel Manager, and Larry Armbruster, USSC Director of Market Development and Sales.

South Dakota District Representative Listing

District 1



Marvin Hope Vice President 45886 217th St. Volga, SD 57071 (605) 826-4358	Dale Murphy Box 686 White, SD 57276 (605) 629-6181	Bryce Loomis 19989 464th Ave. Bruce, SD 57220 (605) 627-5267	Brookings

District 2



Paul Casper President 44095 212th St. Lake Preston, SD 57249 (605) 847-4538	Delbert Tschakert 16150 442nd Ave. Florence, SD 57235 (605) 758-2265	Gerald Moe Treasurer 21469 452nd St. Arlington, SD 57212 (605) 983-5949	Beadle, Brown, Campbell, Clark, Codington, Day, Deuel, Edmunds, Faulk, Grant, Hamlin, Hand, Hughes, Hyde, Kingsbury, McPherson, Marshall, Potter, Roberts, Spink, Sully, Walworth

District 3



Corey Schnabel Secretary 43555 273rd St. Freeman, SD 57029 (605) 925-4142	Ardon Wek 43958 288th St. Freeman, SD 57029 (605) 327-3410	Dan Feige 45974 232nd St. Wentworth, SD 57075 (605) 483-3172	Aurora, Bon Homme, Brule, Buffalo, Charles Mix, Clay, Davison, Douglas, Hanson, Hutchinson, Jerauld, Lake, McCook, Miner, Sanborn, Turner, Union, Yankton, and all counties west of the Missouri River.

District 4



Paul Barthel 22316 486th Ave. Elkton, SD 57026 (605) 997-2107	Pete Kontz 47068 223rd St. Colman, SD 57017 (605) 534-3167	Jim Jepsen 48480 231st St. Flandreau, SD 57028 (605) 997-3889	Lincoln Minnehaha Moody

Minnesota District Representative Listing

District 5



Robert Nelsen
1173 280th Ave.
Westbrook, MN 56183
(507) 274-5163

Ryan Hill
78588 330th Ave.
Worthington, MN 56187
(507) 842-5557

Maurice Odenbrett
2778 41st St.
Fulda, MN 56131
(507) 425-2624

Cottonwood, Jackson, Murray, Nobles, Pipestone, Rock Iowa

District 6



Tony Van Uden
3461 300th Ave.
Cottonwood, MN 56229
(507) 423-5359

Danny Potter
31012 County Hwy 6
Redwood Falls, MN 56283
(507) 641-3337

Lyle "Duff" Trautman
409 Lakeview, Box 83
Lake Benton, MN 56149
(507) 368-9614

Lincoln
Lyon
Redwood

District 7



Rodney Skalbeck
80903 160th St.
Sacred Heart, MN 56285
(320) 765-2542

Marvin Goplen
1671 270th Ave.
Canby, MN 56220
(507) 223-7391

Jim Call
RR 3, Box 167
Madison, MN 56256
(320) 598-3661

All remaining Minnesota Counties
All North Dakota Counties

All States located outside of South Dakota, Minnesota, Iowa, and North Dakota

SOUTH DAKOTA
SOYBEAN
PROCESSORS

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SOUTH DAKOTA SOYBEAN PROCESSORS